BY HAND DELIVERY

June 24, 2013

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549
Attn: Adam F. Turk and Brigitte Lippman

Re:                             True Religion Apparel, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed June 3, 2013

File No.: 000-51483

Dear Mr. Turk and Ms. Lippman:

We are submitting this correspondence in response to a comment letter issued by the Staff of the Securities and Exchange Commission (the “Commission”) on June 21, 2013 (the “Staff’s Letter”) with respect to True Religion Apparel, Inc.’s (the “Company”) Preliminary Proxy Statement on Schedule 14A filed on June 3, 2013 (the “Preliminary Proxy Statement”).  The discussion below reflects our response to each of the 16 comments made in the Staff’s Letter.

BACKGROUND FOR THE MERGER

Comment #1:

1.              We note your statement on page 29 that the Board decided to formally engage Guggenheim Securities to act as the Special Committee’s financial advisor due to its familiarity with the Company, its past discussions with Party A, and its familiarity of the industry in which the Company operates. We also note your statement on page 27 that Mr. Collins contacted Mr. Comisar, Vice Chairman of Guggenheim Securities, who had a long-standing investment banking advisory relationship with the Company, to discuss the J.P. Morgan inquiry. Please reconcile these statements with disclosure on page 62 and in your advisor’s opinion which states that Guggenheim has not been previously engaged by the Company. To the extent that the Company has previously engaged Guggenheim, please provide clarifying disclosure, where appropriate throughout your document. Refer to Item 1015(b)(4) of Regulation M-A.

Response:

Aside from the current engagement by the Company in connection with the merger, Guggenheim Securities has not been previously engaged by the Company.  Peter Comisar’s long-standing investment banking advisory relationship with the Company derives from matters for which he was engaged by the Company prior to joining Guggenheim in September 2009.

The revised Preliminary Proxy Statement on Schedule 14A filed today (the “Revised Preliminary Proxy Statement”) amends the prior disclosure as follows:

P. 27 of the Preliminary Proxy Statement: On May 3, 2012, Mr. Lubell instructed Mr. Collins to contact Peter Comisar, Vice Chairman of Guggenheim Securities, who had a long-standing investment banking advisory relationship with the Company, to discuss the J.P. Morgan inquiry.

Revised Preliminary Proxy Statement: On May 3, 2012, Mr. Lubell instructed Mr. Collins to contact Peter Comisar, Vice Chairman of Guggenheim Securities to discuss the J.P. Morgan inquiry.  Mr. Comisar had a long-standing investment banking advisory relationship with the Company, which relationship commenced prior to his employment with Guggenheim Securities.

P. 29 of the Preliminary Proxy Statement: Due to its familiarity with the Company, the prior discussions with Party A and its familiarity with the industry in which the Company operates, the Board agreed to formally engage Guggenheim Securities to act as the Special Committee’s financial advisor.

Revised Preliminary Proxy Statement: Due to Mr. Comisar’s familiarity with the Company, the prior discussions with Party A and Guggenheim Securities’ familiarity with the industry in which the Company operates, the Board agreed to formally engage Guggenheim Securities to act as the Special Committee’s financial advisor.

Comment #2:

2.              We note your disclosure on page 41 regarding your preliminary first quarter results, and how, given your lower than expected performance and other concerns, TowerBrook decided to terminate its pursuit of an acquisition of the Company. Please explain in greater detail the “concerns” conveyed by TowerBrook to the Special Committee on April 30, 2013 “with respect to the prospects of the Company’s business, including risks to the business and management challenges.”

Response:

The Revised Preliminary Proxy Statement amends the prior disclosure as follows:

P. 41 of the Preliminary Proxy Statement: On April 30, 2013, a representative of TowerBrook separately contacted Ms. Koplin and Guggenheim Securities to report that TowerBrook’s recent review of final diligence and valuation presentations by its advisors and consultants had revealed various areas of concerns with respect to the prospects of the Company’s business, including risks to the business and management challenges. As a result of such concerns, and in light of the Company’s lower than expected performance during the first quarter 2013, the members of TowerBrook’s investment committee had indicated during a meeting earlier in the day that it was no longer supportive of an acquisition of the Company at a price of $34.50 per share and, appreciating the Company’s indicated sensitivity to timing, TowerBrook would no longer pursue the acquisition of the Company. Guggenheim Securities promptly conveyed this information to the Special Committee.

Revised Preliminary Proxy Statement: On April 30, 2013, a representative of TowerBrook separately contacted Ms. Koplin and Guggenheim Securities to report that TowerBrook’s recent review of final diligence and valuation presentations by its advisors and consultants had revealed various areas of concerns with respect to the prospects of the Company’s business, including risks to the business and management challenges. The concerns expressed by TowerBrook included the risk that the Company’s experience in 2012 of excessive unsold inventory and resultant heavy markdowns at low profitability would continue, that the rapid recent decline in sales of women’s apparel needed to be reversed, and the Company’s shift to off price wholesale sales. All of this would need to be addressed, in the context of adding personnel where skills were needed and therefore integrating new managers into an already  challenging environment. TowerBrook also indicated that it had discovered certain employee and potential tax liabilities of the Company that it had not previously accounted for. As a result of such concerns, and in light of the Company’s lower than expected performance during the first quarter 2013, the members of TowerBrook’s investment committee had indicated during a meeting earlier in the day that it was no longer supportive of an acquisition of the Company at a price of $34.50 per share and, appreciating the Company’s indicated sensitivity to timing, TowerBrook would no longer pursue the acquisition of the Company. Guggenheim Securities promptly conveyed this information to the Special Committee.

Comment #3:

3.              We note your disclosure on page 42 that on May 3, 2013, TowerBrook re-engaged negotiations with the Company and lowered its bid from $34.50 to $31 per share. Please describe the “summary” TowerBrook conveyed to the Special Committee regarding “the material findings that TowerBrook had made in its due diligence and their impact on TowerBrook’s valuation of the Company.”

Response:

The Revised Preliminary Proxy Statement amends the prior disclosure as follows:

P. 42 of the Preliminary Proxy Statement: On May 3, 2013, a representative of TowerBrook contacted Guggenheim Securities and indicated that TowerBrook would be prepared to re-engage with negotiations to acquire the Company at a purchase price of $31.00 per share and was willing to work towards finalizing a definitive agreement by May 10, 2013. Representatives of TowerBrook also provided representatives of Guggenheim Securities with a summary of the material findings that TowerBrook had made in its due diligence and their impact on TowerBrook’s valuation of the Company. Guggenheim Securities promptly conveyed this information to the Special Committee.

Revised Preliminary Proxy Statement: On May 3, 2013, a representative of TowerBrook contacted Guggenheim Securities and indicated that TowerBrook would be prepared to re-engage with negotiations to acquire the Company at a purchase price of $31.00 per share and was willing to work towards finalizing a definitive agreement by May 10, 2013. Representatives of TowerBrook also provided representatives of Guggenheim Securities with a summary of the material findings that TowerBrook had made in its due diligence and their impact on TowerBrook’s valuation of the Company. The findings described in this summary related, among other things, to the Company’s recent performance (including the Company’s unsold inventory, and resultant heavy markdowns at low profitability, in 2012), to strategic vulnerabilities of the Company including those arising from the rapid recent decline in sales of women’s apparel, the increase in off-price wholesale and the lack of brand and product direction, all of which, based on TowerBrook’s prior experience in the consumer and retail sectors, indicated to them the need for a more substantial turnaround of the Company than previously understood by TowerBrook, and to certain employee and potential tax liabilities of the Company. Guggenheim Securities promptly conveyed this information to the Special Committee.

Comment #4:

4.              We note your disclosure on page 47 that a reason for the Board’s decision to enter into the merger agreement was that, subject to certain conditions, the Board retained the right to enter into an agreement with a party willing to make a superior proposal. Within this section, please disclose whether after May 9, 2013, the Board has received or considered any such offer.

Response:

Following May 9, 2013, the Board has not received or considered any such offer.  The Revised Preliminary Proxy Statement amends the prior disclosure as follows:

P. 47 of the Preliminary Proxy Statement:

•               the ability of the Board to terminate the merger agreement to enter into a superior proposal (as described below), subject to certain conditions (including certain rights of Parent to have an opportunity to match the superior proposal and the payment of the Termination Fee by the Company to Parent of $29,219,000), as described under “The Merger Agreement—Solicitation of Acquisition Proposals” beginning on page • and “The Merger Agreement—Termination Fees” beginning on page •; and

Revised Preliminary Proxy Statement:

•                the ability of the Board to terminate the merger agreement to enter into a superior proposal (as described below), subject to certain conditions (including certain rights of Parent to have an opportunity to match the superior proposal and the payment of the Termination Fee by the Company to Parent of $29,219,000), as described under “The Merger Agreement—Solicitation of Acquisition Proposals” beginning on page • and “The Merger Agreement—Termination Fees” beginning on page •.  Following May 9, 2013, the Board has not received or reviewed any takeover proposal (as described below), including any takeover proposal which could lead to a superior proposal; and

REASONS FOR THE MERGER

Comment #5:

5.              We note the various strategic alternatives to return value to shareholders mentioned throughout your Background of the Merger section that were considered by the Special Committee before deciding to vote on the merger agreement. Within this section, please revise to further expand upon why the Special Committee chose to enter into the merger agreement above a special dividend, stock repurchases, or a PIPE transaction.

Response:

In response to Comment #5, the Revised Preliminary Proxy Statement amends the prior disclosure by adding to the disclosure on p.45 of the Preliminary Proxy Statement the following:

•                 the Board’s determination that the merger provided greater value to our stockholders than the continuation of the Company as an independent company and entering into a PIPE Investment, declaring a special dividend or conducting stock repurchases, without the risks of continuing as an independent company as described in this “Reasons for the Merger; Recommendation of the Board” and as described in “The Merger—Background of the Merger” beginning on page •”.

Comment #6:

6.              We note the various factors regarding the Company’s financial condition in the bulleted list on page 46 which were reviewed by the Board in considering whether to enter into the merger agreement. Please revise to provide the actual metrics, where available, which were considered by the Board, and explain how the Board used each number in determining whether to enter into the merger agreement. For example, quantify the multi-year decline the Company’s women’s business.

Response:

In response to Comment #6, the Revised Preliminary Proxy Statement amends the prior disclosure as follows:

P. 45-46 of the Preliminary Proxy Statement:

•                 the Board’s review, with the assistance of Guggenheim Securities and Company management, of the Company’s business, operations, financial condition, management, earnings, prospects and strategy and the operational risks associated with pursuing the Company’s long-range plans if it were to remain independent, including:

•                 the risks and challenges of maintaining same store sales growth in light of the Company’s increasing reliance on the off-price and outlet sales channels and management’s assessment that achieving its long-range plans is dependent in part on consumer acceptance of new product designs and offerings yet to be launched;

•                 the risks and challenges associated with turning around a multi-year decline in the Company’s women’s business;

•                  the risks and challenges of continuing the pace of U.S. store openings while maintaining store margins;

•                 the fact that the Company’s operating margin has declined by 250 basis points from fiscal year 2010 to fiscal year 2012, which resulted in operating income having grown only 10.5% despite net sales increasing 22.2% during this period;

•                  the declines in the Company’s international segment’s operating income from fiscal year 2010 to fiscal year 2012;

•                 the fact that achieving the Company’s growth strategy may require additional capital and marketing investments not currently contemplated in management’s plans;

•                 the Board’s assessment that the management team will need to be augmented with key management personnel who have not yet been identified;

•                 the Company’s slow progress to date in implementing changes needed to execute on the long-term strategy; and

•                 the Board’s uncertainty as to the Company’s ability to execute fully the strategy within a reasonable period of time, including achieving the results in the 5-Year Plan in light of the Company’s recent financial performance, including the Company’s lower than expected results during the first quarter of 2013, the Company’s decreasing profit margins and the similar decreases in profit margins of the Company’s direct competitors.

Revised Preliminary Proxy Statement:

•                 the Board’s review, with the assistance of Guggenheim Securities and Company management, of the Company’s business, operations, financial condition, management, earnings, prospects and strategy and the operational risks associated with pursuing the Company’s long-range plans if it were to remain independent, including:

•                 the risks and challenges of maintaining same store sales growth in light of the Company’s increasing reliance on the off-price and outlet sales channels and management’s assessment that achieving its long-range plans is dependent in part on consumer acceptance of new product designs and offerings yet to be launched;

•                 the risks and challenges associated with turning around the Company’s women’s business (in the U.S. full price retail stores, women’s same-store-sales decreased 10.0% in 2012, increased by 0.1% in 2011 and decreased by 8.9% in 2010; in the U.S. wholesale segment, sales of women’s merchandise to major department stores and specialty customers decreased from$53.6 million in 2009 to $15.6 million in 2012);

•                 the risks and challenges of continuing the pace of U.S. store opening while maintaining store margins (this segment’s store count was 70 at the beginning of 2010 and 122 at the end of 2012;  its net sales were $189.1 million in 2010 and $281.6 million in 2012; its operating margin was 34.2% in 2010 and 33.3% in 2012);

•                 the fact that the Company’s operating margin has declined by 250 basis points from fiscal year 2010 to fiscal year 2012, which resulted in operating income having grown only 10.5% despite net sales increasing 22.2% during this period;

•                 the decline in the Company’s international segment’s operating income from $17.5 million in fiscal year 2010 to $7.9 million in fiscal year 2012;

•                 the fact that achieving the Company’s growth strategy may require additional marketing expenditures in the future, considering that the Company’s marketing costs were approximately 2.8% of net sales in 2012 while other companies that sell premium merchandise spend considerably more for marketing as a percentage of their net sales;

•                 the Board’s assessment that the management team will need to be augmented with key management personnel who have not yet been identified;

•                 the Company’s slow progress to date in implementing changes needed to execute on the long-term strategy; and

•                 the Board’s uncertainty as to the Company’s ability to execute fully the strategy within a reasonable period of time, including achieving the results in the 5-Year Plan in light of the Company’s recent financial performance, including the shortfall in the Company’s first quarter of 2013 earnings per share (the Company’s budgeted earnings per share was $0.39 and the actual earnings per share was $0.22 after excluding separation costs and review of strategic alternatives costs), the decline in the Company’s operating margin from 19.2% in 2010 to 16.7% in 2012, and the fact that the Company’s operating margin was higher than the mean of its peer group, indicating that the Company was at risk for its performance decreasing toward the peer group mean operating margin.

The Board considered each of these performance metrics together in evaluating whether to enter into the merger agreement.

OPINION OF GUGGENHEIM SECURITIES

Comment #7:

7.              The disclosure within this section and the opinion of the financial advisor states that the fairness opinion was provided to the Special Committee and the Board in connection with the merger and is “not intended to be used or relied upon for any other purpose or by any other person or entity.” Please revise to remove the implication that investors are not entitled to rely on the opinion. Alternatively, advise us of the basis for the advisor’s belief that security holders cannot rely upon the opinion to support any claims against the advisor arising under applicable state law (e.g., the inclusion of an express disclaimer in the engagement letter with the advisor). Describe any applicable state-law authority regarding the availability of such potential defense. In the absence of such authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also state that the availability of such defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further, state that the availability of such state-law defense to the advisor would have no effect on the rights and responsibilities of either the advisor or your board of directors under the federal securities laws. Refer to Section II.D.1 of the Current Issues and Rulemaking Projects Outline (November 14, 2000).

Response:

The Revised Preliminary Proxy Statement amends the prior disclosure as follows:

P. 49 of the Preliminary Proxy Statement:

In reading the discussion of the opinion set forth below, you should be aware that Guggenheim Securities’ opinion:

•                  was provided to the Special Committee and the Board (solely in that capacity) for their information and assistance in connection with their consideration of the merger and not intended to be used or relied upon for any other purpose or by any other person or entity;

Revised Preliminary Proxy Statement:

In reading the discussion of the opinion set forth below, you should be aware that Guggenheim Securities’ opinion:

•                  was provided to the Special Committee and the Board (solely in that capacity) for their information and assistance in connection with their consideration of the merger;

Annex C of the Preliminary Proxy Statement:

It is understood that this letter and our opinion have been provided to the Special Committee of the Board of Directors of True Religion and the Board of Directors of True Religion (solely in their capacity as such) for their information and assistance in connection with its consideration of the Merger. This letter and our opinion are not intended to be used or relied upon for any other purpose or by any other person or entity and may not be disclosed publicly, made available to third parties or reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any proxy statement/prospectus to be distributed to the holders of True Religion’s Common Stock in connection with the Merger.

Revised Preliminary Proxy Statement:

It is understood that this letter and our opinion have been provided to the Special Committee of the Board of Directors of True Religion and the Board of Directors of True Religion (solely in their capacity as such) for their information and assistance in connection with its consideration of the Merger. This letter and our opinion may not be disclosed publicly, made available to third parties or reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any proxy statement/prospectus to be distributed to the holders of True Religion’s Common Stock in connection with the Merger.

SELECTED PEER GROUP COMPANIES

Comment #8:

8.              Please describe in greater detail the criteria used in selecting the comparable companies. For example, if the selected companies had similar enterprise values, please disclose the range of enterprise values that were considered in the selection process.

Response:

The companies in this section were selected by Guggenheim Securities as companies principally operating as specialty retailers primarily in U.S. malls serving customers generally similar to the Company’s core customers or because a significant portion of their sales are in the premium denim category, as previously disclosed on page 54 of the Preliminary Proxy Statement.  No other criteria were used by Guggenheim Securities in selecting the peer companies, and, accordingly, the Company does not believe additional disclosure is required

Comment #9:

9.              We note on page 52 that EBITDA was adjusted for impairments. Please clarify in this section and under Certain Company Forecasts that this item is traditionally not an adjustment to net income to compute EBITDA.

Response:

The Revised Preliminary Proxy Statement amends the disclosure on page 52 by adding the following disclosure as a footnote to the definition of “EBITDA”:  See footnote 1 to the three tables entitled “Summary Financial Forecasts” set forth in “Certain Company Forecasts” on p. • regarding adjustments for impairment charges.

In addition, the Revised Preliminary Proxy Statement amends the disclosure on page 65 by adding the following disclosure as a footnote to the EBITDA line item in each of the three tables on page 65:  Please note that this calculation of EBITDA includes adjustments for impairment charges, which are non-cash charges. Other companies may not include such items in their calculation of EBITDA.

DISCOUNTED CASH FLOW ANALYSIS

Comment #10:

10.       Please revise to clarify your reference to the “Plan” in your Implied Discounted Cash Flow Value table.

Response:

Guggenheim Securities used the 5-Year Plan as described under Certain Company Forecasts beginning on page 63 of the Preliminary Proxy Statement as the basis for its discounted cash flow analysis.  The Revised Preliminary Proxy Statement amends the tables on page 56 such that (i) the header to the first column of each table refers to the “5-Year Plan” and (ii) the following sentence has been added to the end of footnote (1) to each table:  “For further information with respect to the 5-Year Plan, see the information included under “The Merger—Certain Company Forecasts” beginning on page 63.”

PRECEDENT MERGER AND ACQUISITION TRANSACTION ANALYSIS

Comment #11:

11.       We note your disclosure that in performing the precedent merger analysis, the range was skewed by the fact that there was insufficient public information to calculate the forward EBITDA multiples for the precedent transactions with the three lowest LTM EBITDA multiples. Please disclose which transactions were omitted from the analysis and state the likely effect that including these transactions would have had on the analysis.

Response:

The Company makes reference to the table on page 57 of the Preliminary Proxy Statement, which indicates that forward EBITDA multiples for the Retail Ventures, Inc./DSW Inc., Charlotte Russe Holding, Inc./Advent International LLC and Tween Brands Inc./The Dress Barn, Inc. transactions were not available because there was insufficient information.  Assuming the target companies in these three transactions had projected year-over-year EBITDA growth rates at the time of the transaction generally comparable to the projected EBITDA growth rates for the target companies in the other precedent transactions, Guggenheim Securities advised the Company that the low end of the observed range and the median of FY1 EBITDA multiples for the disclosed transactions would have been lower.

The Revised Preliminary Proxy Statement amends the prior disclosure as follows:

P. 57 of the Preliminary Proxy Statement:

•                  Guggenheim Securities noted that the Company transaction multiple of 6.9x LTM EBITDA was in line with the range of LTM multiples of 4.6x-9.6x observed in the precedent transactions. The Company transaction multiple of 6.3x forward EBITDA was below the range of 6.8x-7.8x observed in the precedent transactions, but Guggenheim Securities noted that this range was skewed by the fact that there was insufficient public information to calculate the forward EBITDA multiples for the precedent transactions with the three lowest LTM EBITDA multiples.

Revised Preliminary Proxy Statement:

•                  Guggenheim Securities noted that the Company transaction multiple of 6.9x LTM EBITDA was in line with the range of LTM multiples of 4.6x-9.6x observed in the precedent transactions.  The Company transaction multiple of 6.3x forward EBITDA was below the range of 6.8x-7.8x observed in the precedent transactions. Guggenheim Securities noted, however, that this range was skewed by the fact that there was insufficient public information to calculate the forward EBITDA multiples for the Retail Ventures, Inc./DSW Inc., Charlotte Russe Holding, Inc./Advent International LLC and Tween Brands Inc./The Dress Barn, Inc. transactions, which had the three lowest LTM EBITDA multiples.  Assuming the target companies in these three transactions had projected EBITDA growth rates at the time of those transactions generally similar to the projected EBITDA growth rates for the target companies in the three other precedent transactions, Guggenheim Securities noted that the low end of the observed range and the median of forward (FY1) EBITDA multiples would have been lower.

PREMIA PAID ANALYSIS

Comment #12:

12.       Please expand your discussion to provide the reasons why the listed M&A transactions were selected for your analysis.

Response:

The Revised Preliminary Proxy Statement amends the prior disclosure as follows:

P. 60 of the Preliminary Proxy Statement:

Guggenheim Securities reviewed the premia paid in transactions in which U.S. retail targets were acquired in transactions announced after January 1, 2011 as summarized in the following table:

Revised Preliminary Proxy Statement:

Guggenheim Securities reviewed the premia paid in transactions in which U.S. retail targets (excluding auto retailers and gas stations) were acquired in transactions announced after January 1, 2011 at a transaction enterprise value between $500 million and $1.5 billion, as summarized in the following table:

INTERESTS OF CERTAIN PERSON IN THE MERGER

Comment #13:

13.       We note your disclosure on page 40 regarding the March 19, 2013 employment termination of Mr. Lubell. Please provide additional details about the circumstances and reasons regarding Mr. Lubell’s decision to step down and clarify his current status at the Company. To this extent, we note that he was not disclosed as a board member to be elected in your Definitive Proxy Statement filed on April 22, 2013. Please also disclose whether Mr. Lubell’s agreement to serve as Chairman Emeritus and creative consultant to the Company is expected to continue after the closing of the merger and, if applicable, provide the information required by Item 5 of Schedule 14A.

Response:

The Revised Preliminary Proxy Statement amends the prior disclosure as follows:

P. 40 of the Preliminary Proxy Statement: On March 19, 2013, the Company publicly announced that Mr. Lubell had decided to step down as Chairman, Chief Executive Officer and Creative Director of the Company and that his employment with the Company terminated at such time. In addition, Mr. Lubell agreed to serve as Chairman Emeritus and as a creative consultant to the Company for a period of two years.  Also, on March 19, 2013, the Board appointed Ms. Koplin to serve in the position of Interim Chief Executive Officer of the Company, while continuing to serve in her current position as President of the Company.

Revised Preliminary Proxy Statement: On March 19, 2013, the Company publicly announced that Mr. Lubell had decided to step down as Chairman, Chief Executive Officer and Creative Director of the Company and that his employment with the Company terminated at such time. Mr. Lubell also stepped down from being a member of the Board. Prior to Mr. Lubell’s decision, the Board had informed Mr. Lubell that his employment contract would not be renewed.  In addition, Mr. Lubell agreed to serve as Chairman Emeritus and as a creative consultant to the Company for a period of two years. Following the Closing, Mr. Lubell is expected to continue as a creative consultant to the Company for the remainder of the term of his consulting agreement.  He will, however, cease to serve as Chairman Emeritus of the Company as of the Closing. Also, on March 19, 2013, the Board appointed Ms. Koplin to serve in the position of Interim Chief Executive Officer of the Company, while continuing to serve in her current position as President of the Company.

EXPLANATORY NOTE REGARDING THE MERGER AGREEMENT

Comment #14:

14.       Please be advised that notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding contractual provisions are required to make the statements included in the filing not misleading. Please include disclosure acknowledging that if specific material facts exist that contradict the representations or warranties in the merger agreement, you have provided corrective disclosure.

Response:

The Revised Preliminary Proxy Statement amends the prior disclosure to include at the end of the Explanatory Note on p.77 of the Preliminary Proxy Statement the following language:

In addition, to the extent we are aware that specific material facts exist that contradict the representations and warranties of the Company contained in the merger agreement in a material way, we have provided disclosure of those facts.

GOLDEN PARACHUTE COMPENSATION

Comment #15:

15.       Given that Jeffrey Lubell is included as a named executive officer in your Definitive Proxy Statement filed on April 22, 2013, please revise your disclosure within this section to include his compensation received in connection with the merger, if any, or state that he received no compensation in connection with the merger. Refer to Instruction 1 to Item 402(t) of Regulation S-K.

Response:

Mr. Lubell did not, and is not entitled to, any compensation in connection with the merger.  The Revised Preliminary Proxy amends the prior disclosure by adding the following footnote to the table entitled “Golden Parachute Compensation” on p. 104 of the Preliminary Proxy:

(1)         Our former Chairman, Chief Executive Officer, Chief Merchant and Creative Director, Jeffrey Lubell, was one of our named executive officers in fiscal 2012.  Mr. Lubell has not received, and will not be entitled to, any compensation based on or otherwise related to the merger.

PROXY CARD

Comment #16:

16.       Please revise to mark your proxy card as preliminary until such time that you file your definitive proxy statement. Refer to Rule 14a-6(e)(1).

Response:

The proxy card included in the Revised Preliminary Proxy Statement has been marked preliminary.

Please find enclosed a written statement from the Company with the acknowledgements requested in your letter.

Very truly yours,

/s/ Dennis J. Block
Dennis J. Block

Enclosure

cc: (w/o enclosure)

Peter F. Collins

Deborah E. Greaves, Esq.
True Religion Apparel, Inc.

C.N. Franklin Reddick III, Esq.
Akin Gump Strauss Hauer & Feld LLP